Exhibit 12.1

MENTOR CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

		Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Year ended March 31,
				2004	2003	2002	2001	2000
Earnings
Pre-tax income from continuing operations		17,654	16,033	80,140	79,039	59,216	46,459	42,389
Add: fixed charges per below		1,878	555	3,629	2,597	2,294	1,431	1,294

Total earnings for computational purposes		19,532	16,588	83,769	81,636	61,510	47,980	43,683

Fixed Charges
Total interest expense		1,201	161	1,610	1,022	859	276	34
Amortization of debt issuance costs		207	—	234	—	—	—	—
Interest portion of rental expense		470	394	1,785	1,575	1,435	1,155	1,260
Preference securities dividend requirement		—	—	—	—	—	—	—

Total Fixed Charges		1,878	555	3,629	2,597	2,294	1,431	1,294

Ratio of Earnings to Fixed Charges		10.4	29.9	23.1	31.4	26.8	33.5	33.8
Total rental expense		1,343	1,125	5,100	4,500	4,100	3,300	3,600
Assumed interest portion inherent in operating leases	35%	470	394	1,785	1,575	1,435	1,155	1,260

These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

•	earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by,

•	fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.